N E W S   R E L E A S E


INVESTOR CONTACTS:

Larry James                                    Suresh Kumar
(1) 408.941.1110                               (65) 360.4060
jamesl@charteredsemi.com                       sureshk@charteredsemi.com

MEDIA CONTACTS:
Chartered Singapore:                           Chartered U.S.:
Maggie Tan                                     Tiffany Sparks
(65) 360.4705                                  (1) 408.941.1185
tanmaggie@charteredsemi.com                    tiffanys@charteredsemi.com

ALL CURRENCY FIGURES STATED IN THIS REPORT ARE IN US DOLLARS
THE FINANCIAL STATEMENTS IN THIS REPORT ARE IN CONFORMITY WITH US GAAP

             CHARTERED REPORTS FOURTH QUARTER AND YEAR 2001 RESULTS

                          Results Meet Company Guidance
                      Amidst Growing Signs of Stabilization

     4Q 2001

     -  REVENUES OF $76.1 MILLION, DOWN 4% SEQUENTIALLY

     -  LOSS PER ADS OF $0.92, COMPARED TO GUIDANCE OF $0.95 TO $0.97 LOSS

     -  LOSS PER ORDINARY SHARE OF $0.09


SINGAPORE -- JANUARY 29, 2002 -- Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED), one of the world's top three silicon foundries, today announced revenues and net loss for its fourth quarter and year ended December 31, 2001. The results reflect the extremely difficult semiconductor market conditions during the year.

"The market environment in 2001 was the most challenging in the history of the semiconductor industry as shipments contracted at a record pace," said Barry Waite, president & CEO of Chartered. "Chartered revenues last year were severely affected by this general market weakness and additionally by our exposure to the communications market, an industry segment expected to have high long-term growth but one that was disproportionately impacted in this downturn.

"During the fourth quarter, we were pleased to see growing signs of stabilization in our business and in the broader semiconductor market, after three quarters of sharp fall-off. The fact that Chartered was able to meet its fourth quarter revenues and earnings guidance is also quite encouraging as we now move into a year of expected market recovery," said Waite.


SUMMARY OF FOURTH QUARTER 2001 PERFORMANCE

- Net revenues were $76.1 million in fourth quarter 2001, down 76.1% compared to the historical peak revenue of $318.7 million in fourth quarter 2000. All segments of the business declined significantly, but the contraction was most pronounced in the communications segment. Compared to third quarter 2001, net revenues were down 4.0%, primarily due to lower revenues in the computer segment. Including Chartered's share of its minority-owned joint-venture company, Silicon Manufacturing Partners (SMP or Fab 5), net revenues were $77.3 million, down 78.1% from $352.5 million in the year-ago quarter*.

- Gross profit was negative $74.5 million, or negative 98.0% of net revenues, down from a profit of $102.1 million, or 32.0% of net revenues in the year-ago quarter, primarily due to significantly lower revenues. Despite the 4.0% revenue decline, the gross profit figure remained essentially flat in fourth quarter compared to the third quarter 2001.

- General and administrative (G&A) expenses were $9.1 million, down 50.2% compared to $18.3 million in fourth quarter 2000, primarily due to reduced payroll and related expenses.

- Sales and marketing expenses were $16.8 million, up 37.7% compared to $12.2 million in the year-ago quarter, primarily due to increased support for customer prototyping activities. The increase was partially offset by reduced payroll and related expenses.

- Pre-production fab start-up costs, all related to Fab 7, were $2.3 million in fourth quarter 2001, compared to $8.6 million in the year-ago quarter.

- Equity in income of our minority-owned joint-venture fab, SMP (Fab 5), was a loss of $27.9 million compared to a profit of $4.7 million in the year-ago quarter, primarily due to a sharp drop in the utilization rate caused by reduced demand.

- Minority interest in loss of our joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), was $18.9 million compared to $16.0 million in the year-ago quarter, primarily due to higher depreciation and significantly lower utilization caused by reduced demand.

- Net interest expense was $5.8 million compared to an income of $11.9 million in the year-ago quarter, due to lower interest income and higher interest expense associated with the convertible bond offering completed in April 2001.

- Net loss of $127.2 million, or negative 167.2% of net revenues, reflected a decline of $204.5 million from a net income of $77.4 million, or 24.3% of net revenues, in the year-ago quarter.

- Loss per American Depositary Share (ADS) and loss per share (EPS) in fourth quarter 2001 were $0.92 and $0.09 respectively on a diluted basis, compared with a profit per ADS and profit per share of $0.56 and $0.06 respectively in fourth quarter 2000. Average diluted ADS count and ordinary share count decreased by 1.0 million and 10.3 million respectively, primarily due to exclusion of share options from such calculations as a result of the Company's loss position during fourth quarter 2001.


SUMMARY OF YEAR 2001 PERFORMANCE

- Net revenues were $462.7 million, down 59.2% compared to $1,134.1 million in 2000. On a percentage basis, the decline was sharpest in the communications segment, followed by the consumer and computer segments. Including Chartered's share of its minority-owned joint-venture company, Silicon Manufacturing Partners (SMP or Fab 5), net revenues were $479.0 million, down 61.4% from $1,242.5 million a year ago*.

- Gross profit was negative $202.6 million, or negative 43.8% of net revenues, down from a profit of $384.5 million or 33.9% of net revenues in 2000, primarily due to significantly lower revenues and to a lesser extent, higher depreciation associated with higher capacity.

- Sales and marketing expenses were $42.3 million, up 10.0% compared to $38.4 million in 2000, primarily due to increased support for customer prototyping activities in the fourth quarter. The increase was partially offset by reduced payroll and related expenses.

- Research and development (R&D) expenses increased 10.9% to $79.3 million from $71.5 million in 2000, as the Company stepped up investments in next-generation technologies and modules in support of its strategy to provide a full suite of processes necessary for enabling system-level integration.

- General and administrative (G&A) expenses were $42.7 million, down 47.7% compared to $81.6 million in 2000, primarily due to reduced payroll and related expenses.

- Pre-production fab start-up costs were $13.3 million, all related to Fab 7, compared to $27.5 million in 2000, related to both CSP (Fab 6) and Fab 7.

- Equity in income of our minority-owned joint-venture fab, SMP (Fab 5), was a loss of $92.7 million compared to a profit of $7.6 million a year ago, primarily due to a sharp drop in capacity utilization as a result of reduced demand.

- Minority interest in loss of our joint-venture fab, CSP (Fab 6), was $72.6 million compared to $43.5 million in 2000, primarily due to higher depreciation and significantly lower utilization as a result of reduced demand.

- Net interest income was $6.6 million compared to an income of $37.0 million in 2000, primarily due to higher interest expense associated with the convertible bond offering completed in April 2001 and to a lesser extent, lower interest income.

- Net loss of $384.0 million, or negative 83.0% of net revenues, reflected a decline of $628.7 million from a net income of $244.8 million, or 21.6% of net revenues in 2000.

- Loss per American Depositary Share (ADS) and loss per share (EPS) in 2001 were $2.78 and $0.28 respectively on a diluted basis, compared with a profit per ADS and profit per share of $1.79 and $0.18 respectively in 2000. Average diluted ADS count and ordinary share count increased by 1.74 million and 17.4 million respectively, primarily due to the follow-on offering in May 2000.


WAFER SHIPMENTS AND AVERAGE SELLING PRICES

- Shipments in fourth quarter 2001 were 72.1 thousand wafers (eight-inch equivalent), a decrease of 70.5% compared to 244.3 thousand wafers (eight-inch equivalent) in fourth quarter 2000, due to lower demand across all segments. Shipments in fourth quarter 2001 increased by 12.0% compared to
   64.4 thousand wafers (eight-inch equivalent) shipped in third quarter 2001, due to increased demand. Shipments in 2001 were 390.7 thousand wafers (eight-inch equivalent), a decrease of 57.8% compared to 926.7 thousand wafers (eight-inch equivalent) in 2000.

- ASP decreased by 19.1% to $1,055 per wafer in fourth quarter 2001 compared to $1,304 per wafer in fourth quarter 2000. Compared to third quarter 2001, ASP declined 14.3% from $1,231 per wafer, primarily due to a shift in customer mix and to a lesser extent, pricing declines. ASP decreased by 3.3% to $1,184 per wafer in 2001, compared to $1,224 per wafer in 2000.

- Capacity utilization improved to 25% in fourth quarter 2001, from 22% in the third quarter, due to increased shipments. In the year-ago quarter, capacity utilization was 94%. Capacity in fourth quarter 2001 was essentially flat with third quarter 2001 and up approximately 3% from fourth quarter 2000. Capacity utilization was 35% in 2001, compared to 102% in 2000, and average capacity increased 17% in 2001.


MARKET DYNAMICS

Primarily as a result of the severe fall-off in communications end-markets in 2001 and the high inventory levels which built-up in the communications supply chain during 2000, Chartered revenues in this segment fell sharply in 2001. Revenues in the computer segment also declined, but at a much lower rate.

     REVENUE BREAKDOWN BY MARKET SEGMENT*

                                                      TWELVE MONTHS ENDING
                                   ---------------------------------------------------------
                                   DEC 31, 2000          SEP 30, 2001          DEC 31, 2001
                                   -------------         -------------         -------------
                                   % OF REVENUES         % OF REVENUES         % OF REVENUES
Market Segment
  Communications                         51                    41                    34
  Computer                               26                    35                    40
  Consumer                               14                    12                    12
  Memory                                  7                    11                    12
  Other                                   2                     1                     2

Chartered's top five customers in 2001, in order of revenue significance, were:
Agilent, Broadcom, STMicroelectronics, Brilliance Semiconductor and Ricoh. Collectively, they accounted for approximately 43% of 2001 revenues and Agilent was the only one to exceed 10% of Chartered's revenues. In 2000, Chartered's top five customers accounted for approximately 42% of revenues and Agilent was the only one to exceed 10%.

Revenues from the Europe region declined more sharply than any other in 2001, due to the high concentration of communications shipments to that region in 2000.


     REVENUE BREAKDOWN BY REGION*

                                                      TWELVE MONTHS ENDING
                                   ---------------------------------------------------------
                                   DEC 31, 2000           SEP 30, 2001         DEC 31, 2001
                                   -------------         -------------         -------------
                                   % OF REVENUES         % OF REVENUES         % OF REVENUES
Region
  Americas                                59                    62                    66
  Europe                                  25                    16                    10
  Asia-Pacific                            12                    17                    18
  Japan                                    4                     5                     6

The Company continued to make good progress in further enhancing its technology mix with 13% of revenue in fourth quarter 2001 attributable to shipments at the 0.18-micron node.


     REVENUE BREAKDOWN BY TECHNOLOGY*

                                                           PERCENTAGE OF REVENUES (%)
                                         ----------------------------------------------------------------
TECHNOLOGY NODE (MICRON)                 4Q 2000       1Q 2001       2Q 2001       3Q 2001        4Q 2001
------------------------                 -------       -------       -------       -------        -------
0.18 and below                               2             1             2             4             13
Up to 0.25                                  18            17            20            26             23
Up to 0.35                                  43            42            48            34             34
Above 0.35                                  37            40            30            36             30

----------
* These revenues include Chartered's share of revenues from its minority-owned joint-venture company, Silicon Manufacturing Partners (SMP or Fab 5), which are not consolidated under US GAAP.

RECENT HIGHLIGHTS AND ACHIEVEMENTS

- In December, Chartered announced an alliance with Semiconductor Manufacturing International Corporation (SMIC), a leading China start-up foundry. Upon execution of the detailed agreements, Chartered will transfer its 0.18-micron baseline logic process technology and grant patent rights to SMIC in exchange for an equity stake and access to capacity over the next five years. Through this alliance, Chartered can offer its customers, both within and outside China, access to indigenous capacity in the world's fastest-growing market as a complement to leading-edge capacity at its fabs in Singapore. This move is another step in Chartered's long-term engagement strategy in the China market.

- In December, Chartered also announced the appointment of Dr. Shi-Chung Sun as senior vice president of technology development. Sun is responsible for the execution of Chartered's technology roadmap and long-term strategies toward technology leadership in the foundry industry. Sun draws on a strong background in semiconductor technology, with nearly 30 years of experience with organizations such as Promos Technologies, Taiwan Semiconductor Manufacturing Corporation, Advanced Micro Devices, Catalyst Semiconductor and the National Nano Device Labs at Taiwan's National Chiao Tung University. A Ph.D. in electrical engineering from Stanford University, he becomes the fifth member of Chartered's Office of the President, which was created in August 2000 as a foundation for future growth and as the Company's collaborative decision-making authority.

- In November, Chartered and Cirrus Logic Inc., a premier supplier of high performance analog and Digital Signal Processing chip solutions for consumer entertainment electronics, announced the signing of a multi-year manufacturing agreement. The agreement establishes Chartered as a preferred, long-term mixed-signal provider of process solutions ranging from 0.35-micron down to 0.10-micron for Cirrus Logic. Cirrus' selection of Chartered further validates the Company's strategy of providing both technology and business solutions to better serve its partners and customers.


REVIEW AND OUTLOOK

Despite the growing signs of stabilization in the industry, it continues to be difficult to predict near-term business trends. Based on our current assessment, Chartered's outlook for first quarter 2002 is as follows:

     -  Revenues: flat to up mid-single digits

     -  Average selling price: down mid-single digits

     -  Utilization: mid-to-high-20s

     -  Gross profit margin: loss of approximately $77 million to $79 million

     -  Earnings per ADS: loss of approximately $0.98 to $1.00

     -  Net income: loss of approximately $136 million to $139 million

The above net income guidance reflects a decline of approximately $10 million, relative to fourth quarter 2001. This is primarily due to higher forecasted net interest expense in first quarter 2002, coupled with a favorable tax provision adjustment and an exchange rate gain in the fourth quarter 2001.

Chartered retains significant flexibility in its capacity expansion plans. Capacity that is now in place coupled with additions at leading-edge nodes should allow the Company to respond rapidly to market growth in 2002 and 2003. As previously indicated, Fab 7, the Company's first 300-mm facility, has been facilitized and is ready for equipment installation. Based on current assessment of market demand, initial production from Fab 7 is expected by the end of 2003.

Our current plan for capital expenditures and wafer capacity in the year 2002 is as follows:

     - Capital expenditures approximately $400 million, focused primarily on leading-edge technologies, compared to $490 million in 2001.

     - Depreciation and amortization approximately $455 million, compared to $444 million in 2001.

     - Wafer capacity approximately 1,213 thousand wafers (eight-inch equivalent), compared to 1,152 thousand wafers in 2001

The Company continues to step-up R&D investment and currently projects 2002 spending to be approximately $105 million, compared to $79 million in 2001.

"Last year's sharp semiconductor market contraction has done nothing to alter Chartered's long-term view of the high-growth foundry market and our commitment to being a top-tier player in this space. While the speed of near-term industry recovery remains unclear, we have seen growing evidence that Chartered's revenues have bottomed and will gain growth momentum as we move through the year.

"We believe that Chartered is better positioned now than at any similar point in prior cycles to benefit from the expected market up-swing. Our progress on accelerating advanced technology introductions is already opening new customer opportunities for us. The strength of our intellectual capital and available leading-edge capacity have never been greater. These strengths, coupled with the flexibility provided by our strong cash position of over $1 billion, position us for this up-cycle more strongly than ever before," concluded Waite.


WEBCAST CONFERENCE CALL TODAY

Chartered will be discussing its fourth-quarter and year-end results and first-quarter outlook on a conference call today, January 29, 2002, at 8:30 a.m. Singapore time (US time 4:30 p.m. PT/7:30 p.m. ET, January 28, 2002). A webcast of the conference call will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Information, Releases & Confcalls, or at www.charteredsemi.com/investor/index_financial.htm.


MID-QUARTER GUIDANCE

The Company provides a guidance update midway through each quarter. For first quarter 2002, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, March 1, 2002, Singapore time.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)


                                                                              US GAAP
                                                          -------------------------------------------------
                                                           THREE MONTHS ENDED         TWELVE MONTHS ENDED
                                                              DECEMBER 31,                DECEMBER 31,
                                                          ---------------------    ------------------------
                                                            2000         2001         2000           2001
                                                          --------    ---------     ----------    ---------
Net revenue                                               $318,683    $  76,066     $1,134,104    $ 462,656
Cost of revenue                                            216,608      150,615        749,582      665,261
                                                          --------    ---------     ----------    ---------
Gross profit (loss)                                        102,075      (74,549)       384,522     (202,605)
                                                          --------    ---------     ----------    ---------

Operating expenses:
  Research and development                                  18,993       18,898         71,495       79,306
  Fab start-up costs                                         8,649        2,330         27,481       13,329
  Sales and marketing                                       12,223       16,835         38,400       42,250
  General and administrative                                18,343        9,143         81,566       42,671
  Other operating expenses                                      --           --         11,570           --
                                                          --------    ---------     ----------    ---------
     Total operating expenses                               58,208       47,206        230,512      177,556
                                                          --------    ---------     ----------    ---------

Operating income (loss)                                     43,867     (121,755)       154,010     (380,161)
Equity in income (loss) of SMP                               4,656      (27,869)         7,588      (92,683)
Other income                                                 5,505        1,766         12,926       19,718
Interest income                                             16,601        6,807         54,546       46,225
Interest expense                                            (4,693)     (12,577)       (17,561)     (39,652)
Exchange gain                                                1,372        4,384          8,414        4,216
                                                          --------    ---------     ----------    ---------
Income (loss) before income taxes                           67,308     (149,244)       219,923     (442,337)
Income taxes benefit (expense)                              (5,971)       3,229        (18,704)     (14,244)
                                                          --------    ---------     ----------    ---------
Income (loss) before minority interest                      61,337     (146,015)       201,219     (456,581)
Minority interest in loss of CSP                            16,015       18,863         43,547       72,629
                                                          --------    ---------     ----------    ---------
Net income (loss)                                         $ 77,352    $(127,152)    $  244,766    $(383,952)
                                                          ========    =========     ==========    =========

Net income (loss) per share and ADS

Basic net income (loss) per share                         $   0.06    $   (0.09)    $     0.18    $   (0.28)
Diluted net income (loss) per share                           0.06        (0.09)          0.18        (0.28)

Basic net income (loss) per ADS                           $   0.56    $   (0.92)    $     1.82    $   (2.78)
Diluted net income (loss) per ADS                             0.56        (0.92)          1.79        (2.78)

Number of shares (in millions) used in computing:
- basic net income (loss) per share                        1,378.5      1,382.8        1,342.5      1,381.7
- effect of dilutive options                                  14.6           --           21.8           --
                                                          --------    ---------     ----------    ---------
                                                           1,393.1      1,382.8        1,364.3      1,381.7
                                                          --------    ---------     ----------    ---------
Number of ADS (in millions) used in computing:
- basic net income (loss) per ADS                            137.8        138.3          134.3        138.2
- effect of dilutive options                                   1.5           --            2.1           --
                                                          --------    ---------     ----------    ---------
- diluted net income (loss) per ADS                          139.3        138.3          136.4        138.2
                                                          --------    ---------     ----------    ---------

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)

                                                                                US GAAP
                                                                    ------------------------------
                                                                                AS OF
                                                                    ------------------------------
                                                                    DECEMBER 31,      DECEMBER 31,
                                                                        2000              2001
                                                                    ------------      ------------
ASSETS
Cash and cash equivalents                                            $  924,116        $1,041,616
Accounts receivable                                                     185,042            91,419
Inventories                                                              34,003            12,766
Other current assets                                                     21,388            16,439
                                                                     ----------        ----------
     Total current assets                                             1,164,549         1,162,240
Property, plant and equipment, net                                    1,917,896         1,853,421
Investment in SMP                                                        90,408            77,406
Other non-current assets                                                 44,269            51,275
                                                                     ----------        ----------
     Total assets                                                    $3,217,122        $3,144,342
                                                                     ==========        ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                                     $  191,205        $   82,743
Current installments of obligations under capital leases                  7,822                --
Current installments of long-term debt                                  156,343           198,160
Accrued operating expenses                                              205,340           153,635
Other current liabilities                                                55,118            85,215
                                                                     ----------        ----------
     Total current liabilities                                          615,828           519,753
Long-term debt, excluding current installments                          426,120           914,070
Other liabilities                                                        67,870            66,298
                                                                     ----------        ----------
     Total liabilities                                                1,109,818         1,500,121
Minority interests                                                      138,021            61,589
Shareholders' equity                                                  1,969,283         1,582,632
                                                                     ----------        ----------
     Total liabilities and shareholders' equity                      $3,217,122        $3,144,342
                                                                     ==========        ==========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)

                                                                              US GAAP
                                                                 ---------------------------------
                                                                     FOR THE TWELVE MONTHS ENDED
                                                                 ---------------------------------
                                                                  DECEMBER 31,        DECEMBER 31,
                                                                     2000                 2001
                                                                 -------------        ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                  $ 244,766          $ (383,952)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Equity in (income) loss of SMP                                      (7,588)             92,683
  Depreciation and amortization                                      345,853             444,061
  Foreign exchange (gain) loss on financing activities                (3,856)              2,637
  Minority interest in loss of CSP                                   (43,547)            (72,629)
  Loss on disposal of property, plant and equipment                    3,008                 100
  Other                                                                7,434              (6,579)
Changes in operating working capital:
  Accounts receivable                                                (36,659)             96,868
  Amount due to ST, ST affiliates and SMP, net                        (5,576)            (58,347)
  Inventories                                                           (384)             21,237
  Prepaid expenses                                                       476                (381)
  Trade accounts payable                                               2,521              (2,776)
  Accrued operating expenses                                          69,631             (51,335)
  Other current liabilities                                           15,222               3,182
                                                                   ---------          ----------
Net cash provided by operating activities:                           591,301              84,769
                                                                   ---------          ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment                   33,163              15,654
Purchase of property, plant and equipment                           (963,792)           (489,645)
Technology license fees paid                                         (10,180)             (6,000)
Investment in SMP                                                    (35,784)                 --
                                                                   ---------          ----------
Net cash used in investing activities:                              (976,593)           (479,991)
                                                                   ---------          ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net                                                15,394              (8,919)
Long term debt
  Borrowings                                                         179,929             679,625
  Repayments                                                        (120,409)           (155,540)
Issuance of shares by the Company, net                               577,730               4,425
Issuance of shares by CSP to minority shareholders                   124,404                  --
Capital lease payments                                                (5,767)             (6,883)
Loan origination fees                                                 (6,485)                 --
                                                                   ---------          ----------
Net cash provided by financing activities:                           764,796             512,708
                                                                   ---------          ----------

Net increase in cash and cash equivalents                            379,504             117,486
Effect of exchange rate changes on cash and cash equivalents            (384)                 14
Cash at the beginning of the period                                  544,996             924,116
                                                                   ---------          ----------
Cash at the end of the period                                      $ 924,116          $1,041,616
                                                                   =========          ==========

ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer applications. In Singapore, Chartered operates five fabrication facilities and has a sixth fab in the process of being developed as a 300mm facility.

A Company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 4,000 employees are based at 12 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our near term and long term outlook for the year 2002 and beyond including projected revenues, average selling price, utilization, gross profit margin, loss per ADS and net loss; our alliance in China; our forecasted interest rate expense for 2002; our expectation of the market recovery, in particular the communications segment; our flexibility in capacity expansion plans; our ability to respond rapidly to the expected market growth in 2002 and 2003; the initial production date of Fab 7; our capital expenditure and wafer capacity plans for 2002; our projected R & D spending for 2002 and the continuing availability of new customer opportunities reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the successful implementation of our partnership, technology and supply alliances, including with regards to our alliance in China, the results of negotiations on the detailed agreements and approval process; unforeseen delays or interruptions in our plans for our fabrication facilities, including Fab 7; the performance level of our fabrication facilities; changes in market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States as well as globally; customer demands; availability of materials, equipment, manpower and timely regulatory approvals; commitments to purchase certain equipment based on a particular technology mix; availability of financings and terms thereof; changes in interest rates and continued success in our business strategies and technological advances. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.